                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                           priceline.com Incorporated
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                                (Name of Issuer)

                     common stock, par value $.008 per share
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                         (Title of Class of Securities)

                                    741503106
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                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 17, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)
                              (Page 1 of 5 pages)

                                  SCHEDULE 13D

CUSIP NO. 741503106                                 PAGE   2   OF   5     PAGES
         -----------                                     -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Delta Air Lines, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)     [ ]
                                                                    (b)     [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
          00
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    14,440,067
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   14,440,067
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,440,067
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 741503106                                   PAGE   3   OF   5    PAGES
          -----------                                      -----    -----


       This Amendment No. 4 to Schedule 13D relating to the common stock of priceline.com Incorporated, a Delaware corporation ("priceline"), is being filed on behalf of Delta Air Lines, Inc., a Delaware corporation ("Delta"), to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on July 21, 1999 and which was amended on July 30, 1999, August 19, 1999, and November 17, 1999 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D.

ITEM 3     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 is hereby amended by adding the following additional information:

       On November 17, 1999, Delta and priceline entered into a Master Agreement that reflects certain understandings, rights and obligations of the parties, in accordance with the description set forth in Amendment No. 3 to the Schedule 13D filed with the SEC on November 17, 1999. The Master Agreement, which is filed as an exhibit to this Amendment No. 4 to the Schedule 13D:

- Amends the General Agreement dated August 31, 1998, as amended, by (i) adding United Airlines, American Airlines, USAirways, and certain foreign-based carriers to the list of participating carriers, and (ii) revising the sections relating to market restrictions, ticket allocation methodology, and reporting and audit rights;

- Amends the Airline Participation Agreement dated August 31, 1998, as amended, by revising the provision relating to ticket allocation methodology;

- Obligates priceline to use its best efforts to cause the managing underwriter for the August 1999 registered offering to release 8,440,067 shares of priceline common stock held by Delta from the Lock-Up Agreement signed in connection with that offering;

- Precludes priceline, during the period from November 17, 1999 to a designated Release Date (i.e., the earlier of February 7, 2000 or the sale by Delta of 8,440,067 priceline shares) from permitting cashless exercises of warrants or initiating sales of equity securities;

- Requires Jay S. Walker (and Walker Digital), as well as three other senior executives of priceline, to enter into a lock-up agreement under which all such persons would not dispose of priceline securities, except in certain limited circumstances, during the period from November 17, 1999 to the Release Date; and

CUSIP NO. 741503106                                  PAGE   4   OF   5    PAGES
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-    Provides Delta with the right to exchange 6,000,000 shares of priceline common stock held by it for 6,000,000 shares of priceline covertible preferred stock having the features described in Amendment No. 3 to the
     Schedule 13D filed with the SEC on November 17, 1999.

       As mentioned in Amendment No. 3 to the Schedule 13D, (i) the managing underwriter for the August 1999 registered offering, at the request of priceline, released the 10,525,834 priceline shares held by Delta from the Lock-Up Agreement in two separate letters (one dated November 16, 1999 relating to up to 2,100,000 shares and the other dated November 17, 1999 relating to 8,440,067 shares); (ii) Mr. Walker, Walker Digital, and the three senior executives of priceline referred to above signed a lock-up agreement on November 17, 1999; and (iii) Delta on November 17, 1999 received the right to exchange 6,000,000 shares of priceline common stock held by it for 6,000,000 shares of priceline convertible preferred stock. A copy of the lock-up agreement signed by the priceline parties is included as an exhibit to this Amendment No. 4 to the Schedule 13D.

       In connection with the foregoing, and as described in Amendment No. 3 to the Schedule 13D, priceline issued on November 17, 1999 a warrant to Delta which provides Delta with the right to acquire 5,500,000 shares of priceline common stock at a price of $56.625 per share. The warrant contains the features described in Amendment No. 3, and a copy of the warrant is filed as an exhibit to this Amendment No. 4.


ITEM 4       PURPOSE OF TRANSACTION

       Item 4 is hereby amended by adding the following information:

       In connection with Delta's intention to sell a substantial portion, and possibly all, of the 8,440,067 shares held by it that are not committed to be sold to or exchanged with other parties, Delta filed with the SEC on November 17, 1999 a Form 144 indicating that it may sell up to 8,440,067 shares of priceline common stock pursuant to Rule 144 under the Securities Act of 1933.

ITEM 7       MATERIALS FILED AS EXHIBITS

Exhibit                               Description
-------                               -----------
  14.             Lock-up Agreement, dated August 11, 1999**

  15.             Lock-up Agreement, dated November 17, 1999

  16.             Master Agreement, dated November 17, 1999

  17.             Participation Warrant Agreement, dated November 17, 1999

-------------------------------

** Incorporated by reference from underwriting agreement dated August 11, 1999 for registered public offering of priceline, filed as exhibit 1.1 to registration statement no. 333-83513.


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CUSIP NO. 741503106                                  PAGE   5   OF   5    PAGES
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 18, 1999                   Delta Air Lines, Inc.


                                           By:  /s/ M. MICHELE BURNS
                                                -------------------------------
                                                M. Michele Burns
                                                Vice President and Treasurer